Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated December 3, 2012

Supplementing the Preliminary Prospectus Supplement, dated December 3, 2012

Registration No. 333-175791

HCA Holdings, Inc.

$1,000,000,000

6.25% Senior Notes due 2021 (the “notes”)

Pricing Supplement

Pricing Supplement dated December 3, 2012 to HCA Holdings, Inc.’s Preliminary Prospectus Supplement dated December 3, 2012. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Terms Applicable to the Notes

Issuer	HCA Holdings, Inc.

Aggregate Principal Amount	$1,000,000,000

Title of Security	6.25% Senior Notes due 2021

Maturity	February 15, 2021

Spread to Treasury	462 basis points

Benchmark Treasury	UST 1.625% due November 15, 2022

Coupon	6.25%

Public Offering Price	100% plus accrued interest, if any, from December 6, 2012

Yield to Maturity	6.25%

Interest Payment Dates	February 15 and August 15 of each year, beginning on August 15, 2013

Record Dates	February 1 and August 1 of each year

Gross Proceeds	$1,000,000,000

Underwriting Discount	1.125%

Net Proceeds to Issuer before Expenses	$988,750,000

Optional Redemption (Make Whole Call)

The notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i)     100% of the aggregate principal amount of the notes to be redeemed, and

(ii)    an amount equal to sum of the present value of the remaining scheduled payments of principal of and interest on the notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of the above cases, accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	December 3, 2012

Settlement Date:	December 6, 2012 (T+3)

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 40412C AC5 ISIN: US40412CAC55

Form of Offering	SEC Registered (Registration No. 333-175791)

Joint Book-Running Managers

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Barclays Capital Inc.

J.P. Morgan Securities LLC

SunTrust Robinson Humphrey, Inc.

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $987 million.

We intend to use the net proceeds from the notes offered hereby to make a distribution to the Issuer’s stockholders and certain optionholders and to pay related fees and expenses.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents HCA Holdings, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Tel: 800-831-9146.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.